ZIPPY BAGS, INC.
3464 South 7495 West
Magna, UT 84144

July 20, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	ZIPPY BAGS, INC. Amendment No. 3 to Registration Statement on Form S-1 Filed on April 22, 2011 File No. 333-173680

Attention:  Ronald E. Alper of H. Christopher Owings’ office

To Whom It May Concern:

In response to your letter dated May 19, 2011, ZIPPY BAGS, INC. wishes to address the following comments

General

1.   We note your response to comment one in our letter dated June 20, 2011, and we re-issue it in part. Please disclose the information contained in your response in the filing, including specifically disclosing in the filing whether you seek to engage in a merger, acquisition or business combination.

We acknowledge the Commission’s comment and have specifically disclosed in the filing that we do not see to engage in a merger, acquisition or business combination in the: (1) Preliminary Prospective heading; (2) Prospective Summary heading; and (3) second paragraph of plan of operations.

Additionally, Zippy Bags, Inc. has no business plan to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Liquidity and Capital Resources, page 18

Financing Activities, page 18

2.  It appears you did not respond to comment eight in our letter dated June 20, 2011. Accordingly, we are re-issuing the comment. We note your response to comment 19 in our letter dated May 19, 2011. Please revise the disclosure to indicate if there are any limits on the funds Ms. Somsen is willing to provide. Please also revise the disclosure to indicate whether there is any written agreement that memorializes this commitment.

We acknowledge the Commissions and sincerely apologize for omitting to respond to comment eight in the Commission’s letter dated June 20, 2011.  Accordingly, we have revised the disclosure on, or about, page 18.

The Company does not expect to run out of money, as Ms. Somsen has agreed to fund the Company, through an oral agreement, until such time as the Company raises $75,000. Ms. Somsen, however, is under no legal obligation and/or duty to do so.  Additionally, although there is an oral agreement between the Company and Ms. Somsen to fund the Company until such time as the Company raises $75,000, Ms. Somsen has not agreed to fund any specific amount to the Company.

Closing Comments

Based on the Company’s Amendment No.3 to its S-1 filing dated April 22, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Janet Somsen
Janet Somsen
Chief Executive Officer
Zippy Bags, Inc